United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

HECLA MINING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	1-8491	77-0664171
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

6500 N. Mineral Drive, Suite 200 Coeur d'Alene, Idaho		83815-9408 (Zip Code)
(Address of principal executive offices)

Russell D. Lawlar

Senior Vice President and Chief Financial Officer

(208) 769-4100

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☒Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01. Resource Extraction Issuer Disclosure and Report

This Specialized Disclosure Form (“Form SD”) of Hecla Mining Company ("Hecla" or the "Company") is being filed in accordance with Rule 13q-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period ended December 31, 2024.

Report on payments to governments for the year ended December 31, 2024

This report provides disclosure of payments to governments made by Hecla and its consolidated subsidiaries for the fiscal year ended December 31, 2024 that meet the Form SD reporting requirements. All payments are reported in United States dollars ("USD"). Payments that were made in currencies other than in USDs have been converted to USD using the applicable exchange rates during 2024.

Disclosure of Payments by Resource Extraction Issuers

The payment disclosure required by this Item 2.01 is included as Exhibit 2.01 to this Form SD.

Recourse Extraction Issuer Disclosure

This Form SD is publicly available on our website, www.hecla.com, under the “Investors” section. The information contained on our website is not incorporated by reference into this Form SD and should not be considered part of this Form SD.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report on Form SD.

Exhibit number	Description
2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Hecla Mining Company

Date:	September 19, 2025	By:	/s/ Russell D. Lawlar
Russell D. Lawlar Senior Vice President and Chief Financial Officer